Exhibit 99.1

PRESS RELEASE

DESCRIPTION OF THE SHARE REPURCHASE PROGRAM AUTHORISED BY THE ORDINARY GENERAL MEETING OF 19 MAY 2022

Daix, May 19, 2022

Pursuant to Article 241-2 of the AMF General Regulations (Règlement Général de l’Autorité des marchés financiers), the purpose of this description is to present the objectives and terms of the share repurchase program of Inventiva S.A. (the “Company”) as approved by the Ordinary General Meeting of May 19, 2022.

▪	Securities concerned: shares issued by Inventiva S.A.

▪	Maximum proportion of capital that may be purchased by the Company: 10% of the total number of shares comprising the share capital at any time.

▪	Maximum number of its own shares that may be acquired by the Company, based on the number of shares making up the share capital as of April 30, 2022: 4,087,355; however, taking into account the 64,401 shares held in treasury, only 4,022,954 treasury shares are available to be acquired.

▪	Allocation of treasury shares as of April 30, 2022: the 64,401 treasury shares held as of April 30, 2022, are allocated to ensure the liquidity of, or making the market in, Inventiva's shares through intermediation of an investment services provider acting independently within the framework of a market making agreement that complies with a code of conduct recognized by the Autorité des marchés financiers.

▪	Maximum price per share: 40 euros.

▪	Objectives:

The objectives of the share repurchase program pursuant to the 19th resolution of the Ordinary General Meeting of May 19, 2022 are:

-	to purchase or sell shares under a liquidity agreement entered into with an investment services provider, in accordance with the conditions set by the market authorities;

-	to implement and perform obligations related to stock option programs or other share allocations to employees and officers of the Company and, in particular, to allocate shares to employees and corporate officers of the Company in connection with (i) profit-sharing, or (ii) any share purchase, stock option or free share allocation plan under the conditions provided for by law, in particular by Articles L.3331- 1 seq. of the French Labor Code (including any sale of shares referred to in Article L.3332-24 of the French Labor Code), and to carry out any hedging transactions relating to such transactions;

-	to deliver ordinary shares upon the exercise of rights attached to securities carrying rights to shares of the Company by redemption, conversion, exchange, presentation of a warrant or any other means;

-	to reduce the Company's share capital by cancelling all or some of the shares acquired; and

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-	more generally, to carry out any transaction that may be authorized by law or any market practice that may be admitted by the market authorities, it being specified that, in such a case, the Company would inform its shareholders by means of a press release.

▪	Duration of the program: 18 months from the Ordinary General Meeting of May 19, 2022.

The Company, in its discretion, may purchase shares pursuant to the program on one or more occasions and at the times it shall determine; there is no assurance that the Company will exercise the authority to purchase shares to the maximum extent authorized, or at all.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

The Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases that resulted in the discovery of the drug candidate cedirogant (ABBV-157), an oral RORγ inverse agonist which is being evaluated in a Phase IIb clinical trial, led by AbbVie, in adult patients with moderate to severe chronic plaque psoriasis. Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult mucopolysaccharidoses (MPS) VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

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Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth and prospects of Inventiva and the sufficiency of Inventiva’s cash resources and cash runway; and whether or to what extent Inventiva may use the share repurchase program and the objectives of any use of the share repurchase program. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022 and the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

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Contacts

Inventiva Frédéric Cren Chairman & CEO info@inventivapharma.com +33 3 80 44 75 00	Brunswick Group Yannick Tetzlaff / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

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